Free Writing Prospectus (To the Preliminary Prospectus Supplement dated February 7, 2017)	Filed pursuant to Rule 433 under the Securities Act Registration Statement Nos. 333-195864 and 333-195864-01

$350,000,000 5.875% Senior Notes due 2027

Term Sheet

February 7, 2017

Issuers:	Suburban Propane Partners, L.P. and Suburban Energy Finance Corp.

Principal Amount:	$350,000,000

Title of Securities:	5.875% Senior Notes due 2027

Maturity:	March 1, 2027

Offering Price:	100.000%

Coupon:	5.875%

Yield to Maturity:	5.875%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2017

Record Dates:	February 15 and August 15

Optional Redemption:	Make-whole call at T+ 50 bps at any time prior to March 1, 2022.

On or after March 1, 2022, at the prices set forth below beginning on March 1 of the years set forth below, plus accrued and unpaid interest:

	Year	Price
	2022	102.938%
	2023	101.958%
	2024	100.979%
	2025 and thereafter	100.000%

Equity Clawback:	Up to 35% at 105.875% prior to March 1, 2020

Joint Book-Running Managers:	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citizens Capital Markets, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC

1 of 2

Co-Managers:	BNP Paribas Securities Corp. Capital One Securities, Inc. HSBC Securities (USA) Inc. TD Securities (USA) LLC BB&T Capital Markets, a division of BB&T Securities, LLC

Trade Date:	February 7, 2017

Settlement Date:	February 14, 2017 (T+5)

Distribution:	Registered Offering

Use of Proceeds:	The net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses, to us from the sale of the notes offered hereby will be approximately $344.0 million, which we intend to use, together with a combination of cash on hand and borrowings under its existing revolving credit facility, to fund the purchase price of the 7 3/8% senior notes due 2021 (the “2021 Notes”) in the cash tender offer commenced on February 7, 2017 (the “Offer”) (including estimated premiums, expenses and accrued interest). While we do not expect the net proceeds of this offering to exceed the purchase price for the amount of 2021 Notes tendered in the Offer, to the extent there are any net proceeds remaining after funding the purchase price for those 2021 Notes, we intend to use them for general partnership purposes, which may include redemption of any outstanding 2021 Notes that are not purchased in the Offer.

CUSIP Number:	864486 AK1

ISIN Number:	US864486AK16

The issuers have filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the issuers or any underwriter will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC at (800) 645-3751 Opt 5.

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the issuers and the notes.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

2 of 2